[redacted]

10027480

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

BB 3/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801
(No. and Street)

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH W. PAULSEN (206) 441-2885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGELIN & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2200 SIXTH AVENUE, SUITE 430	SEATTLE	WA	98121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, MARK HAMBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT + CEO

Title

Notary Public

JULIE D. SCOTT
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
SEPTEMBER 19, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. as of December 31, 2009, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMS Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with United States of America generally accepted accounting principles.

Hagelin & Associates

Seattle, Washington

February 10, 2010

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$5,457,399
Commissions receivable, net of allowance for doubtful accounts	2,075,723
Investments in common stocks and U.S. Treasury Notes, at market value	1,353,776
Prepaid expenses and other receivables	166,084
Advances to registered representatives	120,196
Deposits with clearing organizations	140,000
Office equipment and fine art at cost, net of accumulated depreciation of $806,067	137,953
Deferred Federal income tax asset	250,000
	$9,701,131

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 415,617
Commissions payable	1,763,557
Profit sharing contribution payable	635,895
Accrued expenses	301,932
Federal and state income taxes currently payable	1,000
Supplemental retirement payable	670,968
Note payable	1,563,363
	5,352,332
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock - no par value: Authorized - 50,000 shares, issued and outstanding - 8,169 shares	159,063
Retained earnings	4,189,736
	4,348,799
	$9,701,131

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2009

REVENUES	
Commissions	$48,540,219
Interest income	80,952
Other income	2,344,189
Total revenues	50,965,360
EXPENSES	
Commission expense	43,628,136
Salaries	2,697,564
Supplemental executive retirement	121,203
Payroll taxes	216,749
Employee benefits	194,673
Profit sharing plan expense	640,820
Rent	196,238
Promotion, entertainment and sales expense	78,865
Office expenses	112,243
Telephone	13,687
Research and sundry	1,064,708
Data processing	93,093
Repairs and maintenance	28,528
Professional fees	316,563
Business taxes	185,716
Registration fees and expenses	194,935
Insurance	50,241
Interest	49,852
Dues and subscriptions	9,047
Miscellaneous	153,701
Depreciation and amortization	59,041
Total expenses	50,105,603
INCOME BEFORE INCOME TAXES	859,757
PROVISION FOR INCOME TAXES	365,867
NET INCOME	$ 493,890

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2009

	Common Stock		Retained
	Shares	Dollars	Earnings
Balance - December 31, 2008	11,701	$227,795	$7,489,423
(Redemption) and cancellation of common shares	(3,532)	(68,732)	(3,793,577)
Net income for the year			493,890
Balance - December 31, 2009	8,169	$159,063	$4,189,736

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$493,890
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	59,041
(Increase) decrease in:	
Commissions receivable	(171,235)
Investments	(563,411)
Prepaid expenses and other receivables	(85,634)
Advances to registered representatives	(52,054)
Deferred Federal income tax asset	(80,000)
Increase (decrease) in:	
Accounts payable	205,030
Commissions payable	73,642
Profit sharing contribution payable	(116,821)
Accrued expenses	244,166
Supplemental retirement payable	61,204
NET CASH FLOWS FROM OPERATING ACTIVITIES	67,818
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment and fine art	(49,956)
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(49,956)
CASH FLOWS FROM FINANCING ACTIVITIES	
Note payable borrowing	1,954,204
Note payable principal payment	(390,841)
Redemption and cancellation of shares	(3,862,309)
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES	(2,298,946)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,281,084)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,738,483
CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,457,399

See notes to financial statements.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - The Company is a Financial Industry Regulatory Authority Registered Broker and Dealer, Securities and Exchange Commission registered investment advisor, and insurance general agent offering securities, investment advisory services and insurance products through independent contractor agents (registered representatives and investment advisory representatives) operating primarily in the Western United States. Commission revenues are generated predominantly from the sale of mutual fund shares, general securities and variable annuities. Investment advisory revenues are generated primarily through offering investment advisory services based on a percentage of assets under advisory contracts.

INCOME RECOGNITION - Securities transactions and the commission revenue and expense are recorded in the accounts on a trade date basis. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the agreement.

INCOME TAXES - Deferred Federal income taxes are provided when income, related to carrying investments at market value, and expenses, principally supplemental executive retirement program expenses accrued for financial statement purposes not deductible for tax purposes until paid, are recognized in different years for tax and financial statement purposes. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. No valuation allowances have been recorded to offset deferred tax assets recorded by the Company.

FIXED ASSETS AND DEPRECIATION - Office equipment and fine art are stated at cost. Office equipment is depreciated over its estimated economic life, ranging from three to seven years and is computed on the straight-line and accelerated methods. Fine art is depreciated on the straight-line method over its estimated economic lives of twenty to fifty years.

INVESTMENTS - Investments in common stocks, mutual funds and U.S. Treasury Notes are carried at fair market value based upon quoted market prices.

ESTIMATES AND ASSUMPTIONS - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

2. CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents at December 31, 2009 consist of the following:

General funds	$ 263,011
Cash segregated in compliance with Federal and other regulations	152,553
Cash segregated in compliance with agreements with registered representatives (Note 6)	406,040
Investments in money market funds	4,635,795
	$5,457,399

Supplemental disclosures for the statement of cash flows include cash paid during the year for:

Interest	$ -
Income taxes (Note 7)	$455,990

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $3,193,306 and net capital required under the Rule was $356,822. The aggregate indebtedness to net capital ratio was 1.68 to 1.

The net capital rules may effectively restrict the payment of cash dividends.

4. SUPPLEMENTAL EXECUTIVE RETIREMENT PROGRAM

The Company maintains a supplemental executive retirement program covering an employee that provided for monthly benefits of $5,000 commencing in 1998. The Company's policy is to not fund the liability. The unfunded accumulated benefit obligation is reflected in the accompanying financial statements as supplemental retirement payable.

5. NOTE PAYABLE

Promissory note payable to a former stockholder is payable $390,841 annually plus interest at prime plus one percent, not to be less than 4.25 percent nor more than 6.25 percent. Prime was 3.25 percent at December 31.

Estimated principal payments on the note are due for the years ending December 31, as follows:

2010	$ 390,841
2011	390,841
2012	390,841
2013	390,840
	$1,563,363

6. COMMITMENTS

The Company leases office premises and equipment under noncancelable operating leases. The Company is obligated under an equipment lease for rental payments covering office supplies provided under the operating lease. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009:

Year ending December 31,	
2010	$174,084
2011	179,100
2012	176,556
2013	181,848
2014	140,517
Total minimum payments required	$852,105

The Company's rental expense, under operating leases, was $196,238 during 2009.

6. COMMITMENTS (continued)

The Company has received payments from registered representatives, and maintains the funds to supplement professional liability insurance programs as necessary. The Company, and appointed registered representatives are responsible for administration of funds.

The Company is obligated to purchase, from certain stockholder's estates, the estate's common stock at a purchase price per share determined by formula. Additionally, the Company is obligated to purchase shares from certain terminated employees.

The Company maintains life insurance on certain stockholders. Proceeds from these life insurance policies are to be used to redeem common stock from the estate, with balances generally payable over five years at prime rates plus one percent.

7. INCOME TAXES

The Company’s deferred taxes consist of the following:

Deferred tax assets	$250,000
Deferred tax liabilities	-
Valuation allowance	-
	$250,000

The Company's provision for income taxes consists of the following components:

Currently payable:	
Federal	$431,808
State	14,059
Deferred tax (benefit):	
Federal	(80,000)
	$365,867

The Company's deferred Federal tax asset represents the tax effects of deductible temporary differences in reporting compensation and retirement benefits under terms of the supplemental executive retirement program covering an officer, and certain accrued expenses not deductible for income tax purposes until paid.

The Company's deferred Federal income tax payable represent the tax effects of taxable temporary differences in carrying investments in common stocks and U.S. Treasury Notes at fair market value for

7. INCOME TAXES (continued)

financial presentation purposes. The net deferred Federal income tax asset includes the asset, net of the payable.

The Company's provision for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary differences arise from providing for state income taxes, and nontaxable municipal interest income.

8. EMPLOYEE PENSION AND PROFIT SHARING PLAN

The Company's employees are participants in a pension and profit sharing plan revised effective January 1, 2002. The plan covers substantially all of the Company's employees.

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company is obligated for minimum contributions, and may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. Contributions of $635,895 (including $81,000 of required minimum contributions) were authorized by the Board of Directors for 2009. The Company is obligated for contributions to the pension plan of three percent of eligible compensation, as defined, on an annual basis. The Company funds plan contributions as incurred.

9. CONTINGENT LIABILITIES

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000. Additionally, most of the Company's balances in money market funds were covered at year end by the U.S. Treasury Department's emergency insurance program for such funds implemented in the fourth quarter of 2009. That program may or may not be extended, and the Company may or may not choose to maintain those balances in money market funds to which any such coverage would apply.

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not result in any material adverse effect on the Company’s financial position.

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 10, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 - 25 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the United States of America auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hagelin & Associates

Seattle, Washington

February 10, 2010

OMB APPROVAL	
OMB Number:	3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [✓] 26 Rule 17a-5(d)

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC. [13]

SEC FILE NO.: 8-15433 [14]

FIRM I.D. NO.: 01-03866 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801 [20]
(No. and Street)

SEATTLE [21] (City)   WA [22] (State)   98121 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/09 [24]

AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH W. PAULSEN [30]

(Area Code) — Telephone No.: (206) 441-2885 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [✓] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 10TH day of FEBRUARY 20 10

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HAGELIN & ASSOCIATES [70]

ADDRESS

2200 SIXTH AVENUE, SUITE 430 [71]	SEATTLE [72]	WA [73]	98121 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-15433 [98]
Consolidated [198]
Unconsolidated ✓ [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 415,564 [200]		$ 415,564 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	1,763,557 [300]	$ 312,166 [550]	2,075,723 [810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	6,335,185 [419]		
C. Options	[420]		
D. Other securities	60,426 [424]		
E. Spot commodities	[430]		6,395,611 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	137,953 [680]	137,953 [920]
11. Other assets	140,000 [535]	536,280 [735]	676,280 [930]
12. TOTAL ASSETS	$ 8,714,732 [540]	$ 986,399 [740]	$ 9,701,131 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	1,763,557 [1115]	[1305]	1,763,557 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	2,025,412 [1205]	[1385]	2,025,412 [1685]
18. Notes and mortgages payable:			
A. Unsecured	1,563,363 [1210]		1,563,363 [1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 5,352,332 [1230]	$ [1450]	$ 5,352,332 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		159,063 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		4,189,736 [1794]
E. Total		4,348,799 [1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 4,348,799 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 9,701,131 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	4,348,799	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				4,348,799	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	4,348,799	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) 17	$ 986,399	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(986,399)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	3,362,400	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities 18		3735			
2. Debt securities	127,805	3733			
3. Options		3730			
4. Other securities	9,063	3734			
D. Undue Concentration	32,226	3650			
E. Other (List)		3736		(169,094)	3740
10. Net Capital			$	3,193,306	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	356,822	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	356,822	3760
14. Excess net capital (line 10 less 13)	$	2,836,484	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	2,658,073	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	5,352,332	3790
17. Add:					
A. Drafts for immediate credit	21 $	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	5,352,332	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	1.68	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from [24] 01/01/09 [3932] to 12/31/09 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	1,847,504	3935
b. Commissions on listed option transactions	[25]		3938
c. All other securities commissions		12,108,173	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(3,767)	3952
4. Profit (loss) from underwriting and selling groups	[26]		3955
5. Revenue from sale of investment company shares		18,114,429	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		16,326,614	3975
8. Other revenue		2,572,407	3995
9. Total revenue	$	50,965,360	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		1,969,159	4120
11. Other employee compensation and benefits		1,884,381	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		49,852	4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		155,730	4195
15. Other expenses		46,060,540	4100
16. Total expenses	$	50,119,662	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	845,698	4210
18. Provision for Federal income taxes (for parent only)	[28]	351,808	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	493,890	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 01/01/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 7,717,218	4240
A. Net income (loss)			493,890	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	(3,862,309)	4270
2. Balance, end of period (From item 1800)			$ 4,348,799	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ N/A	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 PERSHING LLC - CLEARING FIRM SEC #: 8-17574 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	N/A 4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL		
Total stockholder's equity qualified for net capital		$4,348,799
Deductions and/or charges:		
A. Non-allowable assets		
Property, furniture, equipment and leasehold improvements (net of accumulated depreciation)	$137,953	
Receivable from brokers or dealers, other	312,166	
Other receivables and prepaid expenses	416,084	
Advances to registered representatives	120,196	
		986,399
Net capital before haircuts on securities positions		3,362,400
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
C. Trading and investment securities		
2. Debt securities		127,805
4. Other securities		9,063
D. Undue Concentration		32,226
Net capital		$3,193,306
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		415,617
Accrued expenses and other liabilities		938,827
Commissions payable		1,763,557
Deferred retirement payable		670,968
Note payable		1,563,363
Total aggregate indebtedness		$5,352,332
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT		
Minimum net capital required		$356,822
Minimum dollar net capital required of reporting broker or dealer		$250,000
Excess net capital		$2,836,484
Excess net capital at 1000%		$2,658,073
Ratio: Aggregate indebtedness to net capital		1.68 to 1

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(Continued)
December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$3,310,475
Audit adjustments increasing (decreasing) assets	
Deferred Federal income tax asset	80,000
Audit adjustments decreasing nonallowable assets	(92,359)
Audit adjustments decreasing (increasing) A.I. Liabilities	
Trade accounts payable	(19,504)
Accrued expenses and other liabilities	9,270
Audit adjustments to decrease income tax expense	(90,000)
Audit adjustments (increasing) Haircuts on securities	(6,075)
Audit adjustments decreasing Haircuts on Undue Concentration	1,499
Net capital as computed per this schedule	$3,193,306

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 10, 2010. In planning and performing our audit of the financial statements and supplemental schedules of KMS Financial Services, Inc. for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KMS Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haglin & Associates

Seattle, Washington

February 10, 2010

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON
THE SIPC ANNUAL ASSESSMENT REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by KMS Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating KMS Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). KMS Financial Services, Inc.'s management is responsible for the KMS Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC- 7T with respective cash disbursement records entries noting no differences,
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues and deductions for the period January 1, 2009 through March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

INDEPENDENT AUDITOR'S REPORT ON
THE SIPC ANNUAL ASSESSMENT REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

(continued)

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hagelin & Associates

Seattle, Washington

February 10, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015433 FINRA DEC
KMS FINANCIAL SERVICES INC 17*19
2001 6TH AVE STE 2801
SEATTLE WA 98121-2588

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 39,204

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (11,702)
7/23/09
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 27,502

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 27,502

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 27,502

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KMS FINANCIAL SERVICES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 20th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 39,046,290
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	22,584,703
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,026
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Addendum	778,804
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	23,364,533
2d. SIPC Net Operating Revenues	$ 15,681,757
2e. General Assessment @ .0025	$ 39,204

(to page 1 but not less than $150 minimum)

SIPC-7T ADDENDUM

15433 FINRA DEC
KMS FINANCIAL SERVICES INC
2001 6TH AVE STE 2801
SEATTLE, WA 98121-2588

Administration Fee Income	$200,245.83
Compliance Fees Income	$8,460.00
Quote Income	$3,999.05
Compliance Email Income	$46,490.00
Albridge Solutions Income	$220,440.00
Laser App Income	$8,717.00
Redtail Tech Income	$18,136.00
Printing & Stationary Income	$880.40
Mortgage Referral Income	$850.00
Licensing Income	$61,996.00
Service Charge Income	$10.00
Interest Income	$39,217.57
Municipal Income	$12,014.34
E&O Insurance Income	$93,031.62
Other Income	$7,819.62
Advance Fee Income	$7,006.29
Legal Defense Income	$47,200.00
Dividend Income	$2,289.96
	$778,804.00

KMS FINANCIAL SERVICES, INC.

Audited Financial Statements

Financial and Operational Combined Uniform

Single Report – Parts III and IIA

Independent Auditor's Report on Internal Control

Independent Auditor's Report on the SIPC Annual Assessment

December 31, 2009

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

C O N T E N T S